Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**
**EURONEXT LONDON**
**EURONEXT PARIS**

December 31, 2016

Dear Sir/Madam,

**Sub: Disclosure**

Please find attached the document titled "**Disclosure document to the stock exchanges".**

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

**A G S Manikantha**
*Company Secretary*

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

## Disclosure document to the stock exchanges

**Bangalore – December 31, 2016:** Infosys Limited (the "Company") today announced that David Kennedy, its General Counsel and Chief Compliance Officer, and the Company have mutually agreed that Mr. Kennedy's employment with the Company will cease on December 31, 2016. The Company has entered into a separation agreement with Mr. Kennedy ("Separation Agreement") on December 23, 2016. Mr. Kennedy was entitled to revoke his acceptance of the Separation Agreement within seven (7) days of his signature of the agreement. Accordingly, December 31, 2016 is the effective date of the Separation Agreement. Under his Separation Agreement, and in line with the employment agreement that it supersedes, Mr. Kennedy will receive aggregate severance payments of USD 868,250 plus reimbursements for COBRA (insurance) continuation coverage over a period of twelve months. The severance payments shall be paid, less applicable withholdings, in accordance with the Company's normal payroll practices, subject to the fulfillment of all the applicable conditions set forth in the Separation Agreement.

The Company's Deputy General Counsel, Gopi Krishnan, will assume Mr. Kennedy's duties as acting General Counsel as the Company conducts a search for a new General Counsel.

**About Infosys**

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

**Safe Harbor**

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring

companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is December 31, 2016 and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

**For further information, please contact:**

| **Asia Pacific** | **EMEA** | **Americas** |
|---|---|---|
| Sarah Gideon | Nicola Brocksiepe | Pete Daly |
| Infosys, India | Infosys, Europe | Lewis PR for Infosys, USA |
| +91 80 4156 3998 | +49 69 269566116 | +1 857 600 6839 |
| Sarah_Gideon@infosys.com | Nicola_Brocksiepe@Infosys.com | Pete.Daly@teamlewis.com |